Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Six Months Ended
June 30,
2018
Income before income and mining tax and other items (1)	$588
Adjustments:
Fixed charges excluding capitalized interest	109
Earnings available for fixed charges	$697
Fixed Charges:
Interest expense, net (2)	$102
Portion of rental expense representative of interest	7
Fixed charges added to earnings	109
Capitalized interest	18
Total Fixed Charges	$127
Ratio of earnings to fixed charges	5.49

(1)	Represents amount from continuing operations.
(2)	Includes interest expense of majority-owned consolidated subsidiaries and amortization of debt issuance costs.